SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                     Commission File No. 0-21555
                                                                         -------

                           NOTIFICATION OF LATE FILING

(Check One):  [] Form 10-K   [] Form 11-K  [] Form 20-F   |X| Form 10-Q
              [] Form 10-D   [] Form N-SAR
              [] Form N-CSR

         For Period Ended: December 31, 2007
                           -----------------

[] Transition Report on Form 10-K             [] Transition Report on Form 10-Q
[] Transition Report on Form 20-F             [] Transition Report on Form N-SAR
[] Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------

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             Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant: AMASYS Corporation
                         -------------------------------------------------------
Former name if applicable:
                          ------------------------------------------------------
Address of principal executive office (Street and Number):
625 North Washington Street, Suite 301
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City, state and zip code: Alexandria, Virginia 22314
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PART II -- RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)   The reasons  described in reasonable  detail in Part III
                        of  this   form   could   not  be   eliminated   without
                        unreasonable effort or expense;

              [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant continues to revise and file its prior quarterly and annual reports in response to a letter it received from the United
         States Securities and Exchange Commission following a review of the registrant's Form 10-KSB for the year ended June 30, 2005. As a result, the registrant was unable to complete the Form 10-QSB for the quarter ended December 31, 2007 by the prescribed date, without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         C.W. Gilluly             (703)                797-8111
       ---------------        ------------        ------------------
           (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [ ] Yes |X| No

         On February 13, 2006, the registrant filed a Form 12b-25 for the period ended December 31, 2006 and has not filed its Form 10-QSB for that period. On May 15, 2007, the registrant filed a Form 12b-25 for the period ended March 31, 2007 and has not filed its Form 10-QSB for that period. On September 26, 2007, the registrant filed a Form 12b-25 for the year ended June 30, 2007 and has not filed its Form 10-KSB for that period. On November 13, 2007, the registrant filed a Form 12b-25 for the period ended September 30, 2007 and had not filed its Form 10-QSB for that period.


(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes |X| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               AMASYS Corporation
                               ------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 2008               By: /s/ C.W. Gilluly
                                           ------------------------------------
                                           C.W. Gilluly
                                           President and Chief Executive Officer